Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ANTON & CHIA, LLP

To the Board of Directors

Golden Edge Entertainment, Inc.:

We consent to the inclusion of our report dated April 8, 2013, relating to our audits of the balance sheet of Golden Edge Entertainment, Inc. as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended and for the period from December 30, 2010 (Inception) through December 31, 2012. Our report dated April 8, 2013, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ Anton & Chia, LLP

Newport Beach, California

July 8, 2013